Exhibit 99.1
Qiao Xing Universal Telephone’s Subsidiary Filed for Initial
Public Offering and Listing on NYSE
     HUIZHOU, Guangdong, China, April 19 / Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that its major subsidiary, Qiao Xing Mobile Communication Co., Ltd. (“QXM” or the “Company”), a British Virgin Islands incorporated company that owns a 93.4% equity interest in CEC Telecom, Co., Ltd. (CECT), has publicly filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (“SEC”) for a proposed initial public offering of ordinary shares (“IPO”) on the New York Stock Exchange (“NYSE”). The registration statement on Form F-1 has not yet become effective. The ordinary shares may not be sold nor any offers to buy be accepted prior to the time the registration statement becomes effective.
     The proposed offering will consist of a primary offering by the Company and a secondary offering by the selling shareholders. When the IPO is consummated, Qiao Xing Universal will still maintain a majority stake (more than 51%) in QXM. The proposed price range per ordinary share will range from USD11.00 to USD 13.00.
     UBS AG has been selected to be the lead manager, global coordinator and bookrunner for the proposed public offering. CIBC World Market and Cowen and Company will act as the co-managers of the offering. A copy of the preliminary prospectus relating to this proposed offering may be obtained, when available, from UBS AG, 52/F Two International Finance Center, 8 Finance Street, Central, Hong Kong, Tel: 852-2971888.
     The proceeds to be received by the Company from the proposed IPO will be used to repay shareholder loans to Qiao Xing Universal, to fund CECT working capital requirements in connection with its planned mobile phone production capacity expansion, and to purchase equipments for CECT’s new manufacturing facility.
     This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
     This press release may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements present management’s expectations, beliefs, plans and objectives regarding future financial performance, and assumptions or judgments concerning such performance. Any discussions contained in this press release, except to the extent that they contain historical facts, are forward-looking and accordingly involve estimates, assumptions, judgments and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those addressed in the forward-looking statements. Such factors are detailed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 and subsequent reports filed with the Securities and Exchange Commission.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is a manufacturer and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. For more details, please visit http://www.cosun-xing.com.
     About Qiao Xing Mobile Communication Co., Ltd
     Qiao Xing Mobile Communication Co., Ltd (QXM), a wholly owned subsidiary of Qiao Xing Universal Telephone, Inc, is a domestic manufacturer of mobile handsets in China. QXM operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 93.4%-owned subsidiary in China. CECT manufactures and sells mobile handsets based primarily on Global System for Mobile Communication, or GSM, global cellular technologies. It develops, produces and markets a wide range of mobile handsets, with increasing focus on higher-end differentiated products that generally generate higher profit margins. All of CECT products are currently sold under the “CECT” brand name.
     For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rick@qiaoxing.com
SOURCE: Qiao Xing Universal Telephone, Inc.